Paris, October 30, 2009

Sanofi-aventis delivers a solid performance

in third quarter 2009

	2009 Q3	Change on a reported basis	Change at constant exchange rates	2009 9 months	Change on a reported basis	Change at constant exchange rates

Net sales	€7,400m	+8.0%	+6.0%	€21,945m	+7.2%	+4.1%

Adjusted net income excluding selected items[1]	€2,229m	+15.9%	+7.7%	€6,675m	+20.1%	+11.0%

Adjusted EPS excluding selected items[1]	€1.71	+16.3%	+8.2%	€5.11	+20.5%	+11.6%

In order to facilitate an understanding of our operational performance, we comment on our adjusted income statement excluding selected items1, a non-GAAP financial measure. The consolidated income statement for the first 9 months of 2009 is provided in Appendix 6, as are details of adjustments and selected items. Consolidated net income for the first 9 months of 2009 was €4,056 million, compared with € 3,669 million for the first 9 months of 2008. Consolidated earnings per share for the first 9 months of 2009 was €3.11, versus €2.80 for the first 9 months of 2008.

Third-quarter performance2 buoyed by key growth drivers

•

Good performances from Lovenox® (+13.7%) and Lantus® (+21.7%) across all three geographic regions, continuation of strong uptrend in the presence of Plavix® in the United States (+11.3%) and Japan (+50.3%)

•	Sales growth of 20.9% in emerging markets

•	Strong growth for the Pentacel® and Menactra® vaccines; substantial proportion of seasonal and A/H1N1 vaccines sales anticipated in the fourth quarter

•	OTC sales up 26.3%

•	Launch of Multaq® in the United States on target; positive opinion from the CHMP in Europe, and approval in Canada and Switzerland

•	Impact of competition from generics of Eloxatin® in the United States and Plavix® in some European countries more than offset by growth drivers

Solid quarterly results and 2009 full-year guidance updated

•	2009 third-quarter adjusted EPS excluding selected items[1] of €1.71, +8.2% at constant exchange rates and +16.3% on a reported basis

•	Robust cash flow from operating activities to end September, of €6,834 million

•

2009 guidance, taking account of approximately $500 million sales of A/H1N1 vaccines expected in the fourth quarter: growth in adjusted EPS excluding selected items[1] of around 11% at constant exchange rates, barring major adverse events

Ongoing transformation of sanofi-aventis

•	Business Development: €6.2 billion invested to end September 2009

•

Reinforcement of the R&D portfolio: two projects (BSI-201 and otamixaban) moved into Phase III; two new alliances with Merrimack in oncology, and Wellstat in diabetes; agreement to acquire Fovea in ophthalmology

•	Expansion of the OTC business: agreement to acquire Oenobiol in France

Commenting on the Group’s 2009 third-quarter performance, sanofi-aventis Chief Executive Officer Christopher A. Viehbacher said:

“We pursued our transformation strategy in the third quarter, reinforcing our platforms for growth and forging ahead with our policy of R&D alliances and targeted acquisitions. As promised, we have mobilized substantial resources on the production of A/H1N1 vaccines.”

(1) See Appendix 7 for definitions of financial indicators, and page 10 for details of selected items; (2) Growth in net sales is expressed at constant exchange rates unless otherwise indicated (see Appendix 7 for a definition)

Sanofi-aventis: www.sanofi-aventis.com Media Relations: Tel: +33 1 53 77 44 50—e-mail: MR@sanofi-aventis.com Investor Relations: Tel: +33 1 53 77 45 45—e-mail: IR@sanofi-aventis.com

2009 third-quarter and 9-month net sales

 Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the third quarter of 2009, sanofi-aventis generated net sales of €7,400 million, up 8.0% on a reported basis. Exchange rate movements had a favorable effect of 2.0 percentage points, with the appreciation of the U.S. dollar (and to a lesser extent the yen) against the euro more than offsetting the unfavorable effects of some other currencies. At constant exchange rates, and after taking account of changes in structure (in particular the consolidation of Zentiva and Medley), net sales rose by 6.0%. Excluding changes in structure and at constant exchange rates, third-quarter organic net sales growth was 3.2%.

Net sales for the first nine months of 2009 were 7.2% higher at €21,945 million. Exchange rate movements, primarily the appreciation of the U.S. dollar against the euro, had a favorable effect of 3.1 percentage points. At constant exchange rates, and after taking account of changes in structure (primarily the consolidation of Zentiva and Medley in the second quarter, and the end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008), net sales rose by 4.1%. Excluding changes in structure and at constant exchange rates, organic net sales growth over the first 9 months of 2009 was 3.5%.

Pharmaceuticals

Third-quarter net sales for the Pharmaceuticals business were up 6.2% at €6,354 million. Over the nine months to end September, Pharmaceuticals net sales rose by 4.0% to €19,560 million.

Flagship products4

Millions of euros	2009 Q3 net sales	Change at constant exchange rates	2009 9-month net sales	Change at constant exchange rates
Lantus®	778	+21.7%	2,317	+24.9%
Lovenox®	747	+13.7%	2,289	+9.1%
Plavix®	664	+4.1%	2,053	+4.1%
Taxotere®	526	+1.4%	1,644	+6.8%
Aprovel®	299	+1.7%	919	+3.9%
Eloxatin®	193	-44.3%	890	-18.4%
Apidra®	34	+32.0%	100	+42.6%
Multaq®	13		13

The strong pace of growth for Lantus®, the world’s leading insulin brand, continued in the third quarter of 2009; net sales were up 21.7% at €778 million, boosted by the SoloSTAR® injection pen. The product reported strong growth across all three regions: 21.3% in the United States (to €478 million), 11.4% in Europe (to €189 million) and 48.6% in the Other Countries region (to €111 million). Taking into account the performance over the first 9 months of the year (net sales of €2,317 million, a rise of 24.9%), Lantus® has become the Group’s best-selling product in terms of consolidated net sales.

ClikSTAR®, a new reusable pen for the administration of Lantus® and/or Apidra®, is now available in some European Union countries and in Canada. With the launch of ClikSTAR® to complement SoloSTAR®, sanofi-aventis now offers a full range of injection pens that make it easier for patients to use insulin. ClikSTAR® is currently being evaluated by the United States Food and Drug Administration (FDA).

4 See Appendix 2 for a geographical split of consolidated net sales by product.

Various results from studies of Lantus® were presented at the annual meeting of the European Association for the Study of Diabetes (EASD) in September 2009, in particular results from a comparative study that once again demonstrated the efficacy of the 24-hour long-acting basal insulin Lantus® administered by daily injection, versus insulin detemir administered by twice-daily injection.

In October 2009, the FDA approved the inclusion in the Lantus® labeling of favorable results from a 5-year study comparing the effect of Lantus® with that of NPH insulin on the progression of retinopathy in patients with type 2 diabetes.

The rapid-acting insulin analog Apidra® recorded a 32.0% rise in third-quarter net sales to €34 million. Net sales of the product for the nine months to end September were up 42.6% at €100 million.

Third-quarter net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 13.7% to €747 million, driven by strong growth in Europe (+23% at €220 million) and in the Other Countries region (+19.2% at €85 million). Over the nine months to end September, net sales of the product advanced by 9.1% to €2,289 million. No biosimilar of Lovenox® has been approved in the United States to date.

Taxotere® reported third-quarter net sales of €526 million, up 1.4%. Demand for the product remains strong, but sales growth was impacted by fluctuations in inventory levels between the third quarter of 2009 and the third quarter of 2008. In Europe, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion on a new single vial formulation of Taxotere®. Over the nine months to end September, the product posted a 6.8% rise in net sales, to €1,644 million. In October, sanofi-aventis submitted a request for marketing approval in Europe for Taxotere® as an adjuvant treatment for early stage breast cancer without lymph node Involvement.

Net sales of Eloxatin® in the third quarter were €193 million, down 44.3%, reflecting the entry of a number of generics into the U.S. market during August 2009, which negatively impacted the product’s U.S. sales by 53.0% to €122 million. In Europe, competition from generics is ongoing, with net sales down 55.1% at €22 million. In the Other Countries region however, the product achieved growth of 16.7% (net sales: €49 million). On September 10, 2009, the U.S. Court of Appeals for the Federal Circuit reversed the summary judgment against sanofi-aventis delivered by the District Court for the District of New Jersey, and referred the case back to the District Court. In light of this judgment, sanofi-aventis has petitioned the District Court for a preliminary injunction to suspend the sale of generics in the United States pending settlement of the patent litigation.

Marketing of Multaq®, the first anti-arrhythmic with a clinical benefit in reducing cardiovascular hospitalization in patients with atrial fibrillation to be approved, began in the United States on July 28. The promotional material was approved by the FDA Division of Drug Marketing, Advertising and Communication (DDMAC) in September, and is now available for use by our sales forces. Initial indications are very encouraging, in terms both of the level of new prescriptions and the response of prescribers to the product. After eight weeks on the market, over 19,000 prescriptions have been written by around 4,500 physicians. Some regional insurance plans have already granted reimbursement, and Managed Care coverage is set to expand over the next three months thanks to the solid pharmaco-economic case for the product. Third-quarter net sales of Multaq® amounted to €13 million.

On September 25, 2009, sanofi-aventis announced that the CHMP had issued a positive opinion recommending the granting of marketing authorization for Multaq® in the European Union. This positive opinion now needs to be ratified by the European Commission. In addition, Multaq® was authorized in Switzerland on September 25, and has been available in Canada since September 28.

Worldwide presence1 of Plavix®/Iscover®

Third-quarter sales of Plavix® rose by 6.3%, driven by good performances in the United States (up 11.3%, net sales consolidated by Bristol Myers Squibb) and the Other Countries region (up 15.6%). In Europe, the product is facing competition from generics using clopidogrel with a different salt from that used by Plavix® (clopidogrel hydrogen sulphate), especially in the United Kingdom and Germany, and sales fell by 7.8%. In Germany, the market share of Plavix®/Iscover® by volume was around 55% (IMS Pharmatrend, week of September 21, 2009), with alternative salts of clopidogrel granted an extension to their indication during the quarter.

In Japan, Plavix® performed particularly well in the quarter, with net sales up 50.3% at €82 million.

Sales of Plavix® for the nine months to end September rose by 8.1% to €5,168 million, with Japanese sales up 64.2% at €237 million.

In Europe, various generics of Plavix® obtained marketing authorization during the third quarter, in particular alternative salts of clopidogrel such as besylate. In some countries, additional time is required for pricing and reimbursement procedures before these generics can be marketed. In France, sanofi-aventis responded to the marketing authorizations granted by the European and French healthcare authorities for alternative salts of clopidogrel by deciding in early October to make an identical copy of Plavix® available in France, the generic Clopidogrel Winthrop® (clopidogrel hydrogen sulphate).

Worldwide presence of Plavix®/Iscover®: geographic split

Millions of euros	2009 Q3	Change at constant exchange rates	2009 9 months	Change at constant exchange rates
Europe	404	-7.8%	1,293	-3.6%
United States	997	+11.3%	3,034	+13.4%
Other Countries	285	+15.6%	841	+13.3%
TOTAL	1,686	+6.3%	5,168	+8.1%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®

Net sales of Aprovel® held steady in the third quarter, in a competitive environment. In Europe, where the product is facing competition from generics in monotherapy in Spain and Portugal, sales rose by 0.4%. Over the nine months to end September, the product reported sales growth of 1.2%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

Millions of euros	2009 Q3	Change at constant exchange rates	2009 9 months	Change at constant exchange rates
Europe	239	0.4%	737	+1.3%
United States	132	-1.6%	399	-1.4%
Other Countries	123	+0.8%	373	+3.7%
TOTAL	494	+0.0%	1,509	+1.2%

1 See Appendix 7 for definitions of financial indicators

Other Pharmaceutical Products

In the United States, net sales of the hypnotic Ambien® CR were flat in the third quarter (€124 million, down 0.6%), but grew by 0.5% over the first nine months of 2009 to €381 million. In Japan, third-quarter net sales of Myslee®, the leading hypnotic on the market, were up 12.6% at €46 million. Over the first nine months of 2009, net sales of the product were 17.6% higher at €139 million.

Net sales of Allegra® were up 5.3% in the third quarter at €153 million, driven by another good performance in Japan (+13.3%). Over the first nine months of 2009, net sales of the product increased by 2.2% at €591 million.

Copaxone® posted third-quarter net sales of €118 million, a rise of 20.0%. The end of commercialization of the product by sanofi-aventis in North America effective April 1, 2008 led to a 31.7% decline in consolidated net sales of Copaxone® over the first nine months of 2009.

OTC

Third-quarter net sales for the OTC business grew 26.3% at €356 million, reflecting healthy organic growth (7.4% on a constant structure basis and at constant exchange rates) plus the consolidation of Symbion and of Zentiva’s OTC activities.

The 6 flagship brands (Doliprane®, Essentiale®, Maalox®, No-Spa®, Enterogermina®, Lactacyd®) achieved growth of 19.6%, driven by Doliprane® and Essentiale®. OTC net sales for the nine months 2009 were €996 million, a rise of 19.6% (or 4.5% on a constant structure basis and at constant exchange rates).

On October 30, the Group announced that it has signed an agreement to acquire 100% of the shares of Oenobiol, the French leader in nutritional supplements for health and beauty. In 2008, Oenobiol had a turnover of 58 million euros, of which 85% generated in France.

Generics

The Generics business posted third-quarter net sales of €302 million, a rise of 273.3%. This rate reflects strong organic growth (16.3% on a constant structure basis and at constant exchange rates), plus the consolidation of Zentiva, Kendrick and Medley from the second quarter. Implementation of the new generics platform in Eastern Europe, combining the operations of Zentiva and sanofi-aventis, should be completed by the end of the year. Over the first nine months of 2009, net sales for the Generics business were €679 million, a rise of 177.5% (or 12.1% on a constant structure basis and at constant exchange rates).

Animal Health

The acquisition of Merial was completed on September 18. Given the option of a future combination between Merial and Intervet/Schering Plough (subject to completion of the merger between Merck and Schering-Plough), sanofi-aventis has decided in light of the relevant accounting standards (IFRS 5) to recognize the contribution from Merial on a separate line, “Net income from the Merial business”.

Merial’s third-quarter sales were flat, falling by 0.5% (or by 4% on a reported basis) to $626 million. Sales of Frontline® and other fipronil products held steady at $248 million, despite increased competition and the impact of a decline in household consumption on the companion animal healthcare market.

For the first nine months of 2009, Merial reported net sales of $1,961 million, down 0.5% (or down 7.4% on a reported basis). Net sales of Frontline® and other fipronil products were down 1.9% at $834 million. Net sales of vaccines rose by 4.5% to $552 million over the 9-month period, driven by robust growth of 9.1% in companion animal vaccines.

Human Vaccines business

Third-quarter consolidated net sales for the Human Vaccines business rose by 4.8% to €1,046 million (representing 14.1% of the Group’s total net sales), driven by the strong performance of Pentacel®, Pentaxim® and Menactra®, as well as the first H1N1 shipments.

Net sales of Pentacel® (the first 5-in-1 pediatric combination vaccine licensed in the United States in June 2008 against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b) reached €82 million in the third quarter, versus €25 million in the third quarter of 2008. Net Sales of Pentaxim® (another 5-in-1 pediatric combo vaccine, which protects against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b) increased 62.5% to €39 million.

Net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) advanced by 19.7% to €184 million.

Net sales of influenza vaccines for the quarter were 3.2% lower than last year at €378 million. In 2009, the low-yielding B strain will result in greater seasonal influenza sales during the fourth quarter of the year versus fourth quarter 2008. In 2009 Sanofi Pasteur should supply over 180 million doses of trivalent seasonal influenza vaccines, representing an estimated 40% of the northern hemisphere and 75% of the southern hemisphere global demand.

In September, Sanofi Pasteur began H1N1 shipments in the United States, third-quarter H1N1 sales amounted to €78 million. The bulk of the H1N1 shipments should occur during the fourth quarter of 2009 and early 2010. Sales of H1N1 vaccines should be around $500 million in the fourth quarter of the year.

During the third quarter, Sanofi Pasteur completed the acquisition of ShanH, a subsidiary of Mérieux Alliance that owns a majority stake in Shantha Biotechnics, an Indian vaccine manufacturer. Shantha was recently awarded 2010-2012 contracts from a United Nations agency worth a total of $340 million for the supply of SHAN5™ (a pediatric combination vaccine against diphtheria, pertussis, tetanus, Haemophilus influenzae type B infections and hepatitis B). These contracts demonstrate Shantha’s ability to meet high-quality affordable vaccines needs in international markets.

Consolidated net sales for the Human Vaccines business for the first nine months of 2009 were up 4.2% at €2,385 million. Excluding pandemic influenza vaccine contracts (A/H1N1 and H5N1), sales growth was 6.0%. Over the first nine months of 2009, sanofi-aventis recognized net sales of pandemic influenza vaccines amounting to €104 million, compared with €126 million for the comparable period of 2008.

Millions of euros	2009 Q3 net sales	Change at constant exchange rates	2009 9-month net sales	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	229	+12.4%	724	+24.6%
Influenza Vaccines* (incl. Vaxigrip® and Fluzone®)	378	-3.2%*	498	-16.4%*
Meningitis/Pneumonia Vaccines (incl. Menactra®)	205	+22.4%	464	+10.8%
Adult Booster Vaccines (incl. Adacel ®)	109	-6.4%	311	-7.8%
Travel and Other Endemics Vaccines	72	-11.4%	237	-2.1%
Other Vaccines	53	+40.0%	151	+35.9%
TOTAL	1,046	+4.8%	2,385	+4.2%

* Seasonal and pandemic influenza vaccines

Third-quarter net sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, fell by 6.0% on a reported basis to €350 million. Sales of Gardasil®, a vaccine for the prevention of human papillomavirus infections (a major cause of cervical cancer) were down 47.1% on a reported basis at €76 million. This decrease was due to extensive catch-up campaigns in the prior year. Excluding Gardasil®, sales of the rest of the portfolio rose by 20.0% on a reported basis. Sales at Sanofi Pasteur MSD for the first nine months of 2009 were €837 million, down 9.4% on a reported basis.

Net sales by geographic region

Millions of euros	2009 Q3 net sales	Change at constant exchange rates	2009 9-month net sales	Change at constant exchange rates
Europe	3,050	+6.8%	9,077	+3.4%
of which Eastern Europe and Turkey	606	+42.8%	1,655	+32.3%
United States	2,441	+1.1%	7,174	+0.3%
Other Countries	1,909	+11.1%	5,694	+10.0%
of which Japan	400	+4.2%	1,352	+8.4%
of which Asia (excluding the Pacific region)	418	+8.2%	1,231	+10.6%
of which Latin America	494	+17.9%	1,331	+10.0%
of which Africa	187	+6.2%	565	+5.2%
of which Middle East	150	+14.6%	462	+12.1%
TOTAL	7,400	+6.0%	21,945	+4.1%

Third-quarter net sales in Europe rose by 6.8%, driven by Eastern Europe (+39.6%) which since the start of April has included Zentiva. Sales in Western Europe rose by 1.8% over the period, despite ongoing competition from generics of Eloxatin® and increased competition from generics of Plavix®. Over the first nine months of 2009, net sales in Europe were up 3.4%.

The United States reported quarterly growth of 1.1% despite competition from generics of Eloxatin® in August. The main growth drivers during the period were again Lantus® (+21.3%) and Lovenox® (+8%). Over the first nine months of 2009, U.S. net sales were virtually unchanged (+0.3%), reflecting the impact of the end of commercialization of Copaxone® by sanofi-aventis effective April 1, 2008.

In the Other Countries region, third-quarter net sales rose by 11.1%, with Latin America, the Middle East and Asia-Pacific all posting double-digit growth. Net sales in China advanced by 38.8% to €149 million. In Japan, net sales rose by 4.2% to €400 million, compared with a 2008 third-quarter figure that benefited from sales of active ingredients of Aprovel® to our local partners. Japanese sales are being boosted by the ongoing success of Plavix®, and by good growth for Myslee® and Allegra®. Sales in Latin America are being driven by Brazil, thanks to healthy organic growth and the acquisition of Medley. Over the first nine months of 2009, net sales growth in the Other Countries region was 10.0%. Over the same period, net sales grew by 8.4% in Japan (to €1,352 million) and by 36.5% in China (to €408 million).

Third-quarter net sales in emerging markets5 were €1,888 million, an increase of 20.9% (or 6.7% on a constant structure basis and at constant exchange rates). Emerging markets net sales for the first nine months of the year rose by 16.4% (or 7.0% on a constant structure basis and at constant exchange rates) to €5,358 million, representing 24.4% of the Group’s total net sales.

5 World excluding North America, Western Europe (France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Portugal, Netherlands, Austria, Switzerland, Ireland, Finland, Norway, Iceland, Denmark), Japan, Australia and New Zealand.

Solid results, built on sales growth

and ongoing cost control

2009 third-quarter financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated third-quarter net sales of €7,400 million, an increase of 8.0% on a reported basis. “Other revenues” rose by 19.2% due to a good performance from Plavix® in the United States and a favorable dollar effect.

Gross profit came to €5,744 million, a rise of 6.9%, or of 3.7% at constant exchange rates. The ratio of cost of sales to net sales increased by 1.2 percentage points to 27.4% due to a slightly less favorable product mix, a rise in the cost of heparin raw materials, and the impact of generics during the period (arrival of Eloxatin® generics in the United States, and increased generic competition for Plavix® in Europe).

Research and development expenses were up 1.8% at €1,109 million, but down 0.6% at constant exchange rates, reflecting a selective approach to R&D projects and the impact of cost savings in pharmaceuticals R&D, increased R&D spend in vaccines, and the development costs of acquired companies. Overall, the ratio of R&D expenses to net sales was 15.0%, 0.9 percentage point lower than in the comparable period of 2008.

Selling and general expenses increased by 3.4% (or 1.2% at constant exchange rates) to €1,707 million, and include the launch costs for Multaq® in the United States. The ratio of selling and general expenses to net sales fell by 1 percentage point to 23.1%, reflecting the ongoing adaptation program.

Other current operating income, net of expenses totaled €86 million, versus €49 million in the third quarter of 2008. The year-on-year change mainly reflects an increase in the royalty collected by sanofi-aventis on sales of Copaxone® in North America.

Operating income – current1 advanced by 11.9% to €2,955 million. At constant exchange rates, growth was 4.5%. The ratio of operating income – current1 to net sales improved by 1.4 points to 39.9%.

Net financial expenses were €69 million, against €60 million in the comparable period of 2008. The acquisition of 100% of Merial for €2.8 billion was completed on September 18, 2009.

The effective tax rate was 0.6 of a point lower at 29%, in line with the 2008 full-year effective tax rate.

The share of profits from associates (excluding Merial) was 24.3% higher at €235 million, with the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance up 31.6% at € 204 million thanks to the performance of Plavix® in the United States and a favorable dollar effect. The contribution from Sanofi Pasteur MSD was flat year on year.

Net income from the Merial business was €59 million; this figure consists of 100% of the net income of Merial from September 18, 2009 (when sanofi-aventis acquired a 100% interest) and 50% prior to that date.

Minority interests were 2.7% higher at €114 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was €110 million (versus €104 million in the third quarter of 2008).

Adjusted net income excluding selected items1 was €2,229 million, up 15.9% (7.7% at constant exchange rates). The ratio of adjusted net income excluding selected items1 to net sales improved by 2 points to 30.1%.

Adjusted earnings per share (EPS) excluding selected items1 was €1.71, an increase of 16.3% (8.2% at constant exchange rates) on the 2008 third-quarter figure of €1.47.

1 See Appendix 7 for definitions of financial indicators, and page 10 for details of selected items

2009 9-month financial results

Adjusted income statement excluding selected items1

In the first nine months of 2009, sanofi-aventis generated net sales of €21,945 million, up 7.2% on a reported basis. “Other revenues” rose by 21.9% thanks to a good performance from Plavix® in the United States and a favorable dollar effect.

Gross profit was €17,392 million, a rise of 9.0% (4.3% at constant exchange rates). The ratio of cost of sales to net sales improved by 0.8 of a point to 25.6% due to positive currency effects, the end of commercialization of Copaxone® by sanofi-aventis in North America, and a favorable product mix.

Research and development expenses rose by 3.1% to €3,369 million, but fell by 0.1% at constant exchange rates. These figures include €54 million of provisions relating to the discontinuation of various projects following the portfolio review completed at the end of the first quarter.

Selling and general expenses were 2.1% higher at €5,334 million, but 1.0% lower at constant exchange rates. The ratio of selling and general expenses to net sales fell by 1.2 percentage points to 24.3%, reflecting the cost-measures implemented by the Group.

Other current operating income, net of expenses totaled €366 million, compared with €227 million for the first nine months of 2008; these figures reflect the payment by Teva of a royalty equal to 25% of North American sales of Copaxone® from the second quarter of 2008.

Operating income – current1 was 17.6% higher at € 8,899 million. At constant exchange rates, the growth rate was 9.5%. The ratio of operating income – current1 to net sales improved by 3.7 points to 40.6%.

The effective tax rate was 29%, in line with the 2009 full-year effective tax rate.

The share of profits from associates (excluding Merial) was 22.2% higher at €644 million, with the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance up 34.1% at €598 million thanks to the performance of Plavix® in the United States and a favorable dollar effect. The contribution from Sanofi Pasteur increased year on year.

The contribution of Merial to net income was €189 million; this figure consists of 100% of the net income of Merial from September 18, 2009 (when sanofi-aventis acquired a 100% interest) and 50% prior to that date. Merial generated an operating margin of 32.1% in the first nine months of 2009, slightly lower than the level recorded in the comparable period of 2008.

Minority interests increased by 4.5% to €346 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was €329 million (versus €316 million for the first nine months of 2008).

Adjusted net income excluding selected items1 was €6,675 million, up 20.1% (11.0% at constant exchange rates). The ratio of adjusted net income excluding selected items1 to net sales improved by 3.3 points to 30.4%.

Adjusted earnings per share (EPS) excluding selected items1 was €5.11, an increase of 20.5% (11.6% at constant exchange rates) relative to the first nine months of 2008 (€4.24).

1 See Appendix 7 for definitions of financial indicators and page 10 for details of selected items.

Selected items (see Appendix 6)

In the third quarter of 2009, selected items comprised €28 million of restructuring provisions (net of tax) associated with the Group’s adaptation program. Selected items in the third quarter of 2008 represented a net after-tax expense of €35 million.

Selected items for the first nine months of 2009 represented a net after-tax expense of €636 million (compared with a net after-tax expense of €203 million for the comparable period of 2008), and comprised:

-	€949 million of restructuring costs associated with the Group’s adaptation program;

-	€20 million of impairment losses arising from the decision to discontinue development of TroVax®;

-	the €333 million tax effect arising on the selected items described above.

Adjustments to the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (see Appendix 6)

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

-	A charge of €19 million in the second quarter arising from the workdown of inventories of Zentiva and other companies acquired during the period remeasured at fair value.

-	An amortization charge of €2,522 million against intangible assets, of which €814 million was booked in the third quarter.

-

Impairment losses of €352 million, of which €344 million was booked in the third quarter, mainly in respect of Benzaclin®, Nasacort® and Actonel® in light of changes in the competitive environment and the dates of approval for generics. In the second quarter, an impairment loss of €8 million was taken against the Di-Antalvic asset.

-

Deferred taxes of €968 million, of which €391 million was booked in the third quarter. These deferred taxes were generated by the amortization charged against intangible assets, the workdown of inventories of acquired companies, and the impairment losses.

-

In “Share of profits/losses from associates”, a reversal of €58 million, of which €15 million was booked in the third quarter, mainly relating to the amortization of intangible assets (net of tax); of these figures, the amounts relating to Merial were €37 million for the first nine months of 2009 and €9 million for the third quarter.

These adjustments have no cash impact on the Group.

Net debt

Over the first nine months of 2009, sanofi-aventis generated substantial cash flow of €6,834 million, which provided finance for capital expenditure of € 1,038 million and the dividend payout of €2,872 million, plus partial funding for the acquisitions and alliances carried out during the period. Spending on acquisitions totaled €5,963 million, and related primarily to Merial, Zentiva, Medley, Shantha and BiPar Sciences, while spending on alliances was €223 million. Net debt at end September was €5,042 million (debt of €7,363 million, net of cash of €2,321 million), compared with €1,780 million as of December 31, 2008.

Research and Development

The third quarter was a particularly active one for the Group’s policy of targeted alliances and acquisitions. In parallel, initiatives designed to transform the Group’s Research and Development operations continued to make progress.

The R&D portfolio was boosted by an exclusive worldwide license and collaboration agreement with the U.S. biotechnology company Merrimack relating to MM-121, currently in Phase I for solid malignancies. MM-121 is a first-in-class fully human monoclonal antibody targeting cancer cells that over-express or amplify the ErbB3 receptor. A similar type of agreement was signed with Wellstat Therapeutics for PN2034, a novel oral first-in-class insulin sensitizer for the treatment of type 2 diabetes. As a sensitizer, PN2034 is expected to normalize and therefore enhance insulin action in the liver of diabetic patients. The compound is currently in Phase II clinical testing.

An agreement was also signed with a view to the acquisition of Fovea, a French biopharmaceutical company specializing in ophthalmology. Fovea has an innovative technological platform, a number of ongoing research programs in the treatment of retinal disorders, and a portfolio of three products in clinical development:

•	FOV 1101, a fixed dose combination of prednisolone and cyclosporine in eye-drop form, currently in Phase II for the treatment of persistent allergic conjunctivitis;

•	FOV 2302, a recombinant peptide plasma kallikrein inhibitor, in Phase I for the treatment by intravitreal injection of Retinal Vein Occlusion induced macular oedema;

•	FOV 2304, a potent antagonist of bradykinin B1 receptors in eye-drop form, scheduled to enter Phase I by end 2009 for the treatment of diabetic macular oedema.

In October 2009, sanofi-aventis and Micromet announced a collaboration and worldwide license agreement for the development of a BiTE® antibody, directed against an antigen present on the surface of tumor cells. BiTE® antibodies are novel therapeutic antibodies that activate T-cells so that they will identify and destroy tumor cells.

(Clearance for the agreements described above is currently being sought from the anti-trust authorities)

Apart from these external additions to the portfolio, the principal developments in the R&D portfolio since the last update on July 29, 2009 are described below:

•	Two new Phase III programs have been launched:

•

BSI-201, a PARP inhibitor developed by Bi-Par Sciences (a company recently acquired by sanofi-aventis) entered Phase III in July. This pivotal study, set to include 420 patients at 100 sites, will evaluate the product in association with chemotherapy in women with metastatic triple negative breast cancer, i.e. with a tumor that expresses neither the estrogen receptor nor the progesterone receptor and does not over-express the HER2 receptor.

•

After good Phase II results, otamixaban (injectable, selective direct inhibitor of coagulation factor Xa) is due to enter Phase III in the first quarter of 2010. Results from the SEPIA-ACS1/TIMI-42 Phase II study, presented to the European Society of Cardiology (ESC) on August 30, showed a clinically significant reduction in complications in the invasive management of acute coronary syndromes, with a similar safety profile to that of existing treatments.

•	Two projects entered Phase II:

•	the purified vero rabies vaccine, an improved version of the Verorab® vaccine, which entered Phase II;

•	SAR 164877, an anti-NGF monoclonal antibody, developed for pain relief in collaboration with Regeneron.

•	Two new candidates entered Phase I:

•	AVE 0010/Lantus® combination in the treatment of type 2 diabetes;

•	SAR 103168 (multikinase inhibitor), developed in acute myeloid leukemia.

In addition to the Phase II results for otamixaban, results from two other studies have recently been presented to the scientific community:

•

Results from the CURRENT-OASIS 7 study were presented to the ESC on August 30. This large-scale trial (25,000 patients) was designed to evaluate the efficacy and safety of a high dose Plavix® regimen versus the approved dosage for patients requiring angioplasty. This major study provided new information about the benefits of a higher loading dose for this type of patient.

•

Positive Phase II results for teriflunomide, a novel orally available immunomodulatory therapy used jointly with interferon in the treatment of multiple sclerosis, were presented at the Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) on September 11. Teriflunomide is currently in Phase III as a monotherapy in the treatment of recurring multiple sclerosis.

A number of opinions on filings for approval were received from healthcare authorities during the period:

•	Sculptra® was approved by the FDA at end July 2009 in a new indication: aesthetic dermatology.

•

In September 2009, sanofi-aventis announced that it had received a Complete Response Letter from the FDA regarding eplivanserin (Ciltyri®). Eplivanserin was being reviewed as a potential treatment for patients with chronic insomnia characterized by difficulties with sleep maintenance. In the letter, the FDA requested additional information regarding benefit-risk. Sanofi-aventis requested a meeting, scheduled for the fourth quarter, to discuss what additional steps and data would be necessary for FDA approval.

•

In September 2009, the CHMP issued a positive opinion recommending the granting of marketing authorization for Multaq® in the European Union for clinically stable adult patients with a history and/or a current episode of non-permanent atrial fibrillation (AF), to prevent recurrence of AF or to lower ventricular rate. In the Summary of Positive Opinion, the CHMP noted that Multaq® had been shown, in addition to its rhythm and rate controlling properties, to decrease the risk of atrial fibrillation-related hospitalizations. Multaq® has also been approved in Canada and Switzerland.

•	ClikSTAR®, a new rechargeable insulin pen designed to administer Lantus® and/or Apidra®, was approved in Europe and Canada, and is already available in some countries.

•	The monovalent A/H1N1 pandemic influenza vaccine was licensed in the United States in September 2009.

•

In October 2009, the FDA approved the inclusion in the Lantus® labeling of favorable results from a 5-year study comparing the effect of Lantus® with that of NPH insulin on the progression of retinopathy in patients with type 2 diabetes.

•

Also in October 2009, the FDA approved Elitek® for the management of hyperuricemia in adults suffering from leukemia, lymphoma or solid malignancies who are receiving anti-cancer treatments that carry a risk of inducing tumor lysis syndrome and hence hyperuricemia. In October, this product was approved in Japan under the name Rasuritek® .

•

A submission for approval of Plavix® in the prevention of major vascular events in patients with atrial fibrillation who cannot take oral anticoagulant medication (based on the results of the ACTIVE-A study) was filed in Europe in October. A similar submission will be filed in the United States by end 2009.

2009 Guidance

Based on the good performance achieved over the first nine months of the year, and the expected contribution from approximately $500 million of H1N1 vaccine sales in the fourth quarter, sanofi-aventis has updated its guidance for 2009 full-year growth in adjusted EPS excluding selected items1 of around 11%, calculated at constant exchange rates and barring major adverse events.

**************************

In light of the first-time application of IFRS 8 (Operating Segments), sanofi-aventis has reviewed its segment structure and financial indicators, and now presents disclosures on the following segments in the notes to the financial statements: Pharmaceuticals, Vaccines, and Other Activities. This information is given in the 2009 Half-Year Financial Report. From 2010, financial communications issued by sanofi-aventis will comment on the new indicator disclosed for segment reporting purposes (“Business net income – Pharmaceuticals, Vaccines and Other”).

Use of this indicator is not expected to give rise to any material difference as compared with the performance measure currently used by sanofi-aventis. Growth in 2009 net income measured using this new indicator will therefore be close to growth in “Adjusted net income excluding selected items”.

**************************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

1 See Appendix 7 for definitions of financial indicators.

Appendices

List of appendices

Appendix 1:	2009 third-quarter and 9-month consolidated net sales by product

Appendix 2:	2009 third-quarter and 9-month consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	2009 third-quarter and 9-month net sales by animal health product

Appendix 5:	2009 third-quarter and 9-month adjusted income statements excluding selected items

Appendix 6:	Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

Appendix 7:	Definitions of non-GAAP financial indicators

Appendix 1: 2009 third-quarter and 9-month consolidated net sales by product

Millions of euros	2009 Q3 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lovenox®	747	13.7%	17.6%	13.7%
Lantus®	778	21.7%	27.1%	21.7%
Plavix®	664	4.1%	5.6%	4.1%
Taxotere®	526	1.4%	4.2%	1.4%
Eloxatin®	193	-44.3%	-40.6%	-44.3%
Aprovel®	299	1.7%	0.3%	1.7%
Apidra®	34	32.0%	36.0%	32.0%
Multaq®	13
Flagship Products	3,254	4.4%	7.4%	4.4%
Stilnox®/Ambien®/Ambien CR®/Myslee®	213	-3.0%	7.0%	-3.0%
Allegra®	153	5.3%	16.8%	5.3%
Copaxone®	118	20.0%	18.0%	20.0%
Tritace®	107	-5.1%	-8.5%	-5.1%
Amaryl®	103	5.4%	12.0%	5.4%
Depakine®	80	5.1%	13.0%	5.1%
Xatral®	72	-7.9%	-5.3%	-7.9%
Actonel®	62	-23.5%	-27.1%	-9.7%
Nasacort®	48	-11.8%	-5.9%	-11.8%
Other Products	1,486	-4.7%	-4.8%	-2.0%
OTC	356	26.3%	18.7%	7.4%
Generics	302	273.3%	251.2%	16.3%
Total Pharmaceuticals	6,354	6.2%	7.6%	2.9%
Vaccines	1,046	4.8%	10.5%	4.8%
Total	7,400	6.0%	8.0%	3.2%

Millions of euros	2009 9-month net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lovenox®	2,289	9.1%	15.1%	9.1%
Lantus®	2,317	24.9%	32.8%	24.9%
Plavix®	2,053	4.1%	5.2%	4.1%
Taxotere®	1,644	6.8%	10.2%	6.8%
Eloxatin®	890	-18.4%	-10.2%	-18.4%
Aprovel®	919	3.9%	2.3%	3.9%
Apidra®	100	42.6%	47.1%	42.6%
Multaq®	13
Flagship Products	10,255	7.6%	11.9%	7.6%
Stilnox®/Ambien®/Ambien CR®/Myslee®	660	-2.0%	10.6%	-2.0%
Allegra®	591	2.2%	19.4%	2.2%
Copaxone®	349	-31.7%	-32.9%	22.0%
Tritace®	328	-10.3%	-13.7%	-10.3%
Amaryl®	310	3.6%	12.7%	3.6%
Depakine®	245	7.6%	2.9%	7.6%
Xatral®	225	-9.7%	-5.5%	-9.7%
Actonel®	199	-15.8%	-19.4%	-5.9%
Nasacort®	168	-14.4%	-7.2%	-14.4%
Other Products	4,585	-6.5%	-6.0%	-3.8%
OTC	996	19.6%	12.3%	4.5%
Generics	679	177.5%	163.2%	12.1%
Total Pharmaceuticals	19,560	4.0%	6.7%	3.4%
Vaccines	2,385	4.2%	10.8%	4.2%
Total	21,945	4.1%	7.2%	3.5%

Appendix 2: 2009 third-quarter and 9-month consolidated net sales by geographic region and product

Pharmaceuticals

2009 Q3 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lovenox®	220	23.0%	442	8.0%	85	19.2%
Lantus®	189	11.4%	478	21.3%	111	48.6%
Plavix®	388	-6.0%	57*	32.6%	219	22.3%
Taxotere®	227	3.5%	203	3.3%	96	-7.2%
Eloxatin®	22	-55.1%	122	-53.0%	49	16.7%
Aprovel®	226	1.8%			73	1.4%
Apidra®	18	46.2%	12	20.0%	4	0.0%
Multaq®			13
Stilnox®/Ambien®/Ambien CR®/ Myslee®	17	-5.6%	137	-4.5%	59	2.0%
Allegra®	5	-16.7%	76	-1.4%	72	17.0%
Copaxone®	115	19.6%			3	33.3%
Tritace®	73	-6.2%			34	-2.8%
Amaryl®	20	0.0%	1	0.0%	82	7.4%
Depakine®	51	1.9%			29	11.5%
Xatral®	22	-28.1%	36	17.9%	14	-12.5%
Actonel®	38	-32.8%			24	-3.7%
Nasacort®	7	-12.5%	35	-13.5%	6	0.0%
*Sales of active ingredient to the American joint venture managed by BMS
2009 9-month net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lovenox®	663	16.3%	1,379	3.8%	247	18.0%
Lantus®	568	13.6%	1,449	26.5%	300	45.1%
Plavix®	1,234	-2.7%	170*	19.7%	649	17.4%
Taxotere®	697	7.4%	628	5.3%	319	8.0%
Eloxatin®	79	-53.2%	670	-13.9%	141	3.7%
Aprovel®	686	3.4%			233	5.4%
Apidra®	50	44.4%	40	33.3%	10	80.0%
Multaq®			13
Stilnox®/Ambien®/Ambien CR®/ Myslee®	55	-1.8%	426	-6.0%	179	9.4%
Allegra®	20	-19.2%	260	-6.9%	311	14.9%
Copaxone®	339	22.0%		-100.0%	10	-60.7%
Tritace®	229	-6.9%			99	-17.4%
Amaryl®	62	-6.9%	6	25.0%	242	7.0%
Depakine®	154	3.8%			91	15.4%
Xatral®	71	-31.8%	110	19.5%	44	-10.2%
Actonel®	124	-22.6%			75	-2.4%
Nasacort®	28	-6.5%	121	-18.9%	19	5.6%

*Sales of active ingredient to the American joint venture managed by BMS

Vaccines

2009 Q3 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	35	20.0%	130	43.9%	64	-22.0%
Influenza Vaccines*	86	17.3%	230	-14.9%	62	+24.0%
Meningitis/Pneumonia Vaccines	7	75.0%	178	16.4%	20	+75.0%
Adult Booster Vaccines	21	17.6%	79	-15.1%	9	+50.0%
Travel and Other Endemics Vaccines	5	-33.3%	16	-25.0%	51	-2.0%
Other Vaccines	4	66.7%	44	39.3%	5	+25.0%

* Seasonal and pandemic influenza vaccines

2009 9-month net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	115	-2.4%	388	59.3%	221	+4.8%
Influenza Vaccines*	85	17.6%	267	-35.9%	146	+24.0%
Meningitis/Pneumonia Vaccines	12	33.3%	383	3.6%	69	+61.9%
Adult Booster Vaccines	51	30.8%	235	-16.1%	25	+19.0%
Travel and Other Endemics Vaccines	20	-16.0%	56	-16.7%	161	+6.0%
Other Vaccines	35	169.2%	102	13.9%	14	+36.4%

* Seasonal and pandemic influenza vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	2009 Q3 net sales	2008 Q3 net sales	2009 Q2 net sales	2008 Q2 net sales	2009 Q1 net sales	2008 Q1 net sales
Pharmaceuticals	6,354	5,906	6,726	6032	6,480	6,389
Vaccines	1,046	947	712	657	627	548
Total	7,400	6,853	7,438	6,689	7,107	6,937

Appendix 4 : 2009 third-quarter and 9-month net sales by animal health product

Millions of dollars	2009 Q3 net sales	2008 Q3 net sales	Change at constant exchange rates	2009 Q3 net sales	2008 Q3 net sales	Change at constant exchange rates
Frontline® and other fipronil	248	253	+0.4%	834	901	-1.9%
Vaccines	192	198	+1.6%	552	581	+4.5%
Avermectin	113	129	-9.0%	363	415	-6.6%
Other	73	72	+5,4%	212	221	+3,5%
Total	626	652	-0.5%	1,961	2,118	-0.5%

Appendix 5: Adjusted income statements excluding selected items

2009 third-quarter income statement

Millions of euros	2009 Q3	as % of net sales	2008 Q3	as % of net sales	% change
Net sales	7,400	100.0%	6,853	100.0%	+8.0%
Other revenues	372	5.0%	312	4.6%	+19.2%
Cost of sales	(2,028)	(27.4%)	(1,793)	(26.2%)	+13.1%
Gross profit	5,744	77.6%	5,372	78.4%	+6.9%
Research and development expenses	(1,109)	(15.0%)	(1,089)	(15.9%)	+1.8%
Selling and general expenses	(1,707)	(23.1%)	(1,651)	(24.1%)	+3.4%
Other current operating income/expenses	86		49
Amortization of intangibles	(59)		(41)
Operating income – current*	2,955	39.9%	2,640	38.5%	+11.9%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	2,955	39.9%	2,640	38.5%	+11.9%
Financial expenses	(74)		(89)
Financial income	5		29
Income before tax and associates	2,886	39.0%	2,580	37.6%	+11.9%
Income tax expense	(837)		(765)
Effective tax rate	29.0%		29.6%
Share of profit/loss of associates	235		189
Net income from the Merial business**	59		30
Minority interests	(114)		(111)
Net income (after minority interests)	2,229	30.1%	1,923	28.1%	+15.9%
Average number of shares outstanding (millions)	1,305.7		1,304.8
Earnings per share (in €)	1.71		1.47		+16.3%

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

** Held with a view to being exchanged under an option deal agreed with Merck/Schering-Plough that will enable the Animal Health business to be combined in a joint venture (accounting classification in accordance with IFRS 5)

2009 9-month income statement

Millions of euros	2009 9 months	as % of net sales	2008 9 months	as % of net sales	% change
Net sales	21,945	100.0%	20,479	100.0%	+7.2%
Other revenues	1,075	4.9%	882	4.3%	+21.9%
Cost of sales	(5,628)	(25.6%)	(5,408)	(26.4%)	+4.1%
Gross profit	17,392	79.3%	15,953	77.9%	+9.0%
Research and development expenses	(3,369)	(15.4%)	(3,269)	(16.0%)	+3.1%
Selling and general expenses	(5,334)	(24.3%)	(5,223)	(25.5%)	+2.1%
Other current operating income/expenses	366		227
Amortization of intangibles	(156)		(124)
Operating income – current*	8,899	40.6%	7,564	36.9%	+17.6%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	8,899	40.6%	7,564	36.9%	+17.6%
Financial expenses	(225)		(249)
Financial income	42		101
Income before tax and associates	8,716	39.7%	7,416	36.2%	+17.5%
Income tax expense	(2,528)		(2,196)
Effective tax rate	29.0%		29.6%
Share of profit/loss of associates	644		527
Net income from the Merial business**	189		143
Minority interests	(346)		(331)
Net income (after minority interests)	6,675	30.4%	5,559	27.1%	+20.1%
Average number of shares outstanding (millions)	1,305.6		1,310.7
Earnings per share (in €)	5.11		4.24		+20.5%

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

** Held with a view to being exchanged under an option deal agreed with Merck/Schering-Plough that will enable the Animal Health business to be combined in a joint venture (accounting classification in accordance with IFRS 5)

Appendix 6: Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

2009 third-quarter income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	7,400		7,400		7,400
Other revenues	372		372		372
Cost of sales	(2,028)		(2,028)		(2,028)
Gross profit	5,744		5,744		5,744
Research and development expenses	(1,109)		(1,109)		(1,109)
Selling and general expenses	(1,707)		(1,707)		(1,707)
Other current operating income/expenses	86		86		86
Amortization of intangibles	(59)		(59)	(814)	(873)
Operating income – current*	2,955		2,955	(814)	2,141
Restructuring costs		(42)	(42)		(42)
Impairment of PP&E and intangibles				(344)	(344)
Gain/loss on disposals, litigation
Operating income	2,955	(42)	2,913	(1,158)	1,755
Financial expenses	(74)		(74)		(74)
Financial income	5		5		5
Income before tax and associates	2,886	(42)	2,844	(1,158)	1,686
Income tax expense	(837)	14	(823)	391	(432)
Share of profit/loss of associates	235		235	(6)	229
Net income from the Merial business	59		59	(9)	50
Minority interests	(114)		(114)		(114)
2009 net income (after minority interests)	2,229	(28)	2,201	(782)	1,419
2008 net income (after minority interests)	1,923	(35)	1,888	(554)	1,334
Change 2009 vs. 2008 (in %)	15.9%		16.6%		6.4%

2009 earnings per share (in €)**	1.71	(0.02)	1.69	(0.60)	1.09
2008 earnings per share (in €)	1.47	(0.02)	1.45	(0.43)	1.02
Change 2009 vs. 2008 (in %)	16.3%		16.6%		6.9%

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,305.7 million in the third quarter of 2009 and 1,304.8 million in the third quarter of 2008

Refer to page 10 for a description of 2009 third-quarter selected items.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

Third quarter of 2009

-	An amortization charge against intangible assets of € 814 million.

-	Impairment losses of €344 million, mainly charged against Benzaclin®, Nasacort® and Actonel®, in light of changes in the competitive environment and the dates of approval for generics.

-	Deferred taxes of €391 million generated by the €814 million amortization charge and the €344 million of impairment losses.

-

In “Share of profits/losses of associates” and “Net income from the Merial business”, reversals of €6 million and €9 million respectively, relating primarily to the amortization of intangible assets (net of tax).

These adjustments have no cash impact for the Group.

2009 9-month income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	21,945		21,945		21,945
Other revenues	1,075		1,075		1,075
Cost of sales	(5,628)		(5,628)	(19)	(5,647)
Gross profit	17,392		17,392	(19)	17,373
Research and development expenses	(3,369)		(3,369)		(3,369)
Selling and general expenses	(5,334)		(5,334)		(5,334)
Other current operating income/expenses	366		366		366
Amortization of intangibles	(156)		(156)	(2,522)	(2,678)
Operating income – current*	8,899		8,899	(2,541)	6,358
Restructuring costs		(949)	(949)		(949)
Impairment of PP&E and intangibles		(20)	(20)	(352)	(372)
Gain/loss on disposals, litigation
Operating income	8,899	(969)	7,930	(2,893)	5,037
Financial expenses	(225)		(225)		(225)
Financial income	42		42		42
Income before tax and associates	8,716	(969)	7,747	(2,893)	4,854
Income tax expense	(2,528)	333	(2,195)	968	(1,227)
Share of profit/loss of associates	644		644	(21)	623
Net income from the Merial business	189		189	(37)	152
Minority interests	(346)		(346)		(346)
2009 net income (after minority interests)	6,675	(636)	6,039	(1,983)	4,056
2008 net income (after minority interests)	5,559	(203)	5,356	(1,687)	3,669
Change 2009 vs. 2008 (in %)	20.1%		12.8%		10.5%

2009 earnings per share (in €)**	5.11	(0.48)	4.63	(1.52)	3.11
2008 earnings per share (in €)	4.24	(0.15)	4.09	(1.29)	2.80
Change 2009 vs. 2008 (in %)	20.5%		13.2%		11.1%

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on average number of shares outstanding of 1,305.6 million for the first nine months of 2009 and 1,310.7 million for the first nine months of 2008

Refer to page 10 for a description of selected items for the first nine months of 2009.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

First nine months of 2009

-	A charge of €19 million arising from the workdown of inventories of Zentiva and other companies acquired during the period remeasured at fair value.

-	An amortization charge of €2,522 million against intangible assets.

-

Impairment losses of €352 million, of which €344 million was charged in the third quarter primarily against Benzaclin®, Nasacort® and Actonel® in light of changes in the competitive environment and the dates of approval for generics. The remaining €8 million was charged against the Di-Antalvic asset in the second quarter.

-

Deferred taxes of €968 million generated by the €2,522 million amortization charge, the €19 million charge on the workdown of inventories of companies acquired during the period, and the €352 million of impairment losses.

-

In “Share of profits/losses of associates” and “Net income from the Merial business”, reversals of €21 million and €37 million respectively, relating primarily to the amortization of intangible assets (net of tax).

These adjustments have no cash impact for the Group.

2008 third-quarter income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	6,853		6,853		6,853
Other revenues	312		312		312
Cost of sales	(1,793)		(1,793)		(1,793)
Gross profit	5,372		5,372		5,372
Research and development expenses	(1,089)		(1,089)		(1,089)
Selling and general expenses	(1,651)		(1,651)		(1,651)
Other current operating income/expenses	49		49		49
Amortization of intangibles	(41)		(41)	(807)	(848)
Operating income – current*	2,640		2,640	(807)	1,833
Restructuring costs		(51)	(51)		(51)
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	2,640	(51)	2,589	(807)	1,782
Financial expenses	(89)		(89)		(89)
Financial income	29		29		29
Income before tax and associates	2,580	(51)	2,529	(807)	1,722
Income tax expense	(765)	16	(749)	273	(476)
Share of profit/loss of associates	189		189	(9)	180
Net income from the Merial business	30		30	(11)	19
Minority interests	(111)		(111)		(111)
2008 net income (after minority interests)	1,923	(35)	1,888	(554)	1,334
2008 earnings per share (in €)**	1.47	(0.02)	1.45	(0.43)	1.02

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,304.8 million in the third quarter of 2008

2008 9-month income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	20,479		20,479		20,479
Other revenues	882		882		882
Cost of sales	(5,408)		(5,408)		(5,408)
Gross profit	15,953		15,953		15,953
Research and development expenses	(3,269)		(3,269)		(3,269)
Selling and general expenses	(5,223)		(5,223)		(5,223)
Other current operating income/expenses	227		227		227
Amortization of intangibles	(124)		(124)	(2,433)	(2,557)
Operating income – current*	7,564		7,564	(2,433)	5,131
Restructuring costs		(258)	(258)		(258)
Impairment of PP&E and intangibles		(69)	(69)	(57)	(126)
Gain/loss on disposals, litigation
Operating income	7,564	(327)	7,237	(2,490)	4,747
Financial expenses	(249)		(249)		(249)
Financial income	101	38	139		139
Income before tax and associates	7,416	(289)	7,127	(2,490)	4,637
Income tax expense	(2,196)	86	(2,110)	863	(1,247)
Share of profit/loss of associates	527		527	(24)	503
Net income from the Merial business	143		143	(36)	107
Minority interests	(331)		(331)		(331)
2008 net income (after minority interests)	5,559	(203)	5,356	(1,687)	3,669
2008 earnings per share (in €)**	4.24	(0.15)	4.09	(1.29)	2.80

* Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,310.7 million for the first nine months of 2008

Appendix 7: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the third quarter of 2009 and the first nine months of 2009:

Millions of euros	2009: Q3	2009: 9 months
Net sales	7,400	21,945
Effect of exchange rates	(136)	(634)
Net sales at constant exchange rates	7,264	21,311

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income (see appendix 5 for a detailed reconciliation)

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude the material after-tax impacts of (i) the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

Adjusted net income excluding selected items

We define “selected items” as accounting items reflecting significant events occurring during the period that would alter a user’s understanding of our operational performance if they were not disclosed separately. Consequently, selected items are limited in number, unusual in nature, and involve significant amounts.

Selected items are primarily recorded in the following line items:

•	Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

•	Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

•	Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

•	Income tax expense, as regards the effect of material tax disputes and any tax effects of other income or expenses that are treated as selected items.